Mail Stop 4561

April 19, 2007

Christopher G. Marshall
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

      RE: Fifth Third Bancorp
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 20, 2007
               File No. 000-08076

Dear Mr. Marshall,

      We have reviewed your response dated April 18, 2007 and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 53

1. Please refer to comment 4 in our March 29, 2007 letter. We believe that the change in cash flows set forth in your response is quantitatively material to reported cash flows from operating and investing activities. Please amend your Form 10-K for the fiscal year ended December 31, 2006. In your amendment, please disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filing describing the reason for the amendment. Also, consider the need to file an Item 4.02 8-K.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

Paul Cline
Senior Accountant